FOR IMMEDIATE RELEASE
For more information, please contact JANA Partners LLC at (212) 692-7645

          JANA PARTNERS LLC ANNOUNCES FILING OF SUIT AGAINST SOURCECORP
                     AND INTENTION TO REPLACE BOARD MEMBERS

New York, New York - July 6, 2005 - JANA Partners LLC ("JANA"), a $4 billion hedge fund, announced today that it and funds under its management and control have filed suit in the Delaware Court of Chancery seeking to invalidate recent entrenchment devices adopted by the Board of Directors (the "Board") of SOURCECORP, Incorporated (NASDAQ - SRCP) ("SOURCECORP" or the "Company"). JANA currently beneficially owns approximately 13.2% of the outstanding common shares of SOURCECORP. Additionally, JANA notified the Board of its plan to deliver shortly formal notice of its intention to solicit written consents to replace current Board members with directors who will pursue the maximization of value for all shareholders, including potentially through a sale of the Company.

JANA's suit was filed in direct response to the following recent actions of the Board, all of which were taken without prior notice to or approval of shareholders a mere FIVE WEEKS after the Company's Annual Meeting:

     o The Board has amended the Company's by-laws to strip all shareholders of the right to call a special meeting, whereas prior to such amendment shareholders holding 25% of the company's stock could call a special meeting to address issues of shareholder concern.
     o The by-law amendments further place onerous restrictions and elaborate requirements on the shareholders' ability to act by written consent, which in JANA's opinion were designed to discourage, delay and ultimately prevent a majority of shareholders from utilizing this right.
     o The Board has adopted a "Poison Pill" which will not expire until 2015 and which contains no annual shareholder renewal requirement.

"Having invested in hundreds of companies over the years, we can say without fear of exaggeration that the recent actions taken by the Company's Board of Directors to disenfranchise shareholders and entrench themselves at shareholder expense are a shocking affront to even the most rudimentary notion of fiduciary duty to shareholders," wrote JANA Managing Partner Barry Rosenstein in today's letter. Mr. Rosenstein noted that all of the entrenchment devices listed above were secretly put into place by the Board during a period in which the Company claimed it would consider a designee of JANA for appointment to the Board but repeatedly stalled this process through a series of unreasonable requests.

Mr. Rosenstein also informed the Board that, given the failure of the current SOURCECORP leadership to deliver for the Company's shareholders, JANA plans to send the Company shortly formal notice of its intention to solicit written consents for the


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purpose of replacing current members of the Board. In particular, Mr. Rosenstein noted the following factors:

     o As the Company's share price has plummeted in the last four years, close to $400 million of shareholder value has been destroyed.
     o Despite years of acquisitions (at a cost by JANA's estimates of $170 million in the last five years net of divestitures) and increasing levels of capital expenditures as a percentage of revenues, the Company's operating cash flow (EBITDA less capital expenditures) has fallen significantly from 2000 to 2004 and operating cash flow margins have also fallen, from 15% in 2000 to 7% in 2004.
     o The Company's recent accounting problems (including overpayments related to an acquisition which have resulted in a total loss of over $25 million in cash, or over $1.50 per share, to the Company through
          2004) and the SEC investigation of the Company has cast very serious doubt on the oversight capabilities of the current leadership.

Mr. Rosenstein went on to note that at the same time as the Board took the entrenchment actions listed above, it also increased the size of the already generous "Golden Parachute" packages of certain executives by up to twice the amount of the original payments. The "Golden Parachutes" originally granted to members of senior management include a severance payment of 5 TIMES salary and maximum bonus following a change of control for President and CEO Ed H. Bowman, Jr., which JANA believes is unacceptable given the Company's performance for shareholders. JANA therefore stated its belief that the overly generous guaranteed change of control payments contained in the employment agreements of all senior executives, directors and consultants should be invalidated.

"These severance payments are even more outrageous given the already stunning disparity between the exorbitant salaries paid to senior management and the destruction of shareholder value," Mr. Rosenstein added in his letter. "Just to take one example, Mr. Bowman's annual total compensation increased by 2.5 times from 2001 to 2004, a period during which the Company's share price fell from its peak by over 50%."

BACKGROUND

JANA Partners LLC, a Delaware limited liability company, is a private money management firm that holds the common stock of the Company in various accounts under its management and control.

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